Exhibit 99.5

GOVERNMENT OF ALBERTA

2022-23 First Quarter

Fiscal Update and Economic Statement

August 2022

Table of Contents

2022-23 First Quarter Fiscal Plan Highlights	3

Revenue and Expense Highlights	4

Assets and Liabilities	6

Balance Sheet Summary	6

Capital Plan Highlights	8

Capital Plan Summary	8

Revenue	9

Operating Expense by Ministry	10

Contingency / Disaster and Emergency Assistance Expense	11

Capital Amortization Expense	11

Debt Servicing Costs	12

Inventory Consumption Expense / Inventory Acquisition	12

Cash Adjustments / GRF Surplus Cash and Allocation	13

Borrowing Requirements / Borrowing Sources	13

Economic Update	14

Key Energy and Economic Assumptions	18

Reporting Methodology and Legislative Compliance	19

(Note: Amounts presented in tables may not add to totals due to rounding.)

Treasury Board and Finance, Government of Alberta

August, 2022

2022–23 First Quarter Fiscal Update and Economic Statement

Additional copies of this report may be obtained by visiting our website at:

www.alberta.ca/budget-documents.aspx

2	2022–23 First Quarter Fiscal Update and Economic Statement

2022-23 First Quarter Fiscal Plan Highlights

The Alberta government’s fiscal situation has improved substantially since the forecast in Budget 2022 was developed, largely due to the uplift in energy prices that accelerated in spring of 2022, following Russia’s invasion of Ukraine and due to fears of supply shortages. The surplus is forecast to be $13.2 billion, $12.6 billion greater than budget. There remains significant uncertainty with respect to energy and financial markets, global economic prospects, inflation concerns and the war in Ukraine, adding even more risk to Alberta’s unique forecast volatility.

The 2022-23 first quarter revenue forecast has dramatically changed, with West Texas Intermediate oil prices now expected to be over US$22 per barrel higher than estimated in Budget 2022, and resource revenue up $14.6 billion. The forecast incorporates indexation of the personal income tax system effective January 1, 2022. Expense increases have been limited, mainly reflecting additional affordability measures to help Albertans deal with severe inflation, re-profiling of projects and added costs of marketing higher volumes of higher-priced oil.

Total revenue of $75.9 billion is forecast, $13.3 billion higher than estimated in Budget 2022. Increases of $14.6 billion in resource revenue, $0.8 billion in tax revenue, $0.8 billion in federal transfers and other revenue, are partially offset by a $2.9 billion reduction in investment income, as financial markets have tumbled in 2022.

Total expense of $62.7 billion is forecast, an increase of $0.6 billion from budget. About half of the increase is for the cost of selling oil, offset by higher resource revenue, and most of the remainder is for re-profiling of the site rehabilitation program, fully offset by federal transfers. The $0.3 billion expense to extend electricity rebates is being funded from the budgeted contingency.

The Capital Plan in 2022-23 is forecast at $7.9 billion, $0.4 billion more than budget, reflecting $0.1 billion in capital grants, mainly for re-profiling, and another $0.3 billion in capital investment, mainly carrying-over of underspending on projects in 2021-22.

Taxpayer-supported debt is forecast at $79.8 billion as at March 31, 2023, a decrease of $13.3 billion from 2022, due to forecast repayments. This is $14.9 billion less than the $94.7 billion estimate in Budget 2022, or $10.4 billion less than the estimate restated for actual 2021-22 results. Net debt to GDP at year end is forecast to be 10.3%.

Fiscal Plan Summary
(millions of dollars)		Fiscal Year		Change

	2021-22	2022-23		from

Income Statement	Actual	Budget	Forecast	Budget

Revenue

Income tax revenue	18,053	17,422	19,320	1,898

Other tax revenue	5,453	5,612	4,517	(1,095)

Non-renewable resource revenue	16,170	13,840	28,405	14,565

Other revenue	28,646	25,733	23,647	(2,086)

Total Revenue	68,322	62,607	75,891	13,284

Expense (excl. COVID-19 / Recov. Plan, contingency)

Operating expense (includes 2021-22 crude-by-rail expense)	49,531	50,800	51,438	638

Capital grants	2,118	2,148	2,189	41

Amortization / inventory consumption / loss on disposals	3,622	4,057	4,011	(46)

Taxpayer-supported debt servicing costs	2,278	2,443	2,401	(42)

Self-supported debt servicing costs	363	219	283	64

Pension provisions	(365)	(289)	(289)	-

Expense	57,547	59,380	60,033	653

COVID-19 / Recovery Plan:

Operating expense	2,812	687	985	298

Capital grants / inventory consumption	949	281	314	33

Contingency – unallocated COVID-19 / Recovery Plan	-	750	699	(51)

Contingency / disaster and emergency assistance	3,076	1,000	700	(300)

Total Expense	64,378	62,096	62,731	635

Surplus / (Deficit)	3,944	511	13,160	12,649

Capital Plan

Capital grants	2,503	2,429	2,502	73

Capital investment	4,119	5,105	5,421	316

Total Capital Plan	6,622	7,534	7,923	389

2022–23 First Quarter Fiscal Update and Economic Statement	3

Revenue and Expense Highlights

Total Revenue of $75.9 billion is forecast for 2022-23, $13.3 billion higher than estimated in Budget 2022, mainly due to higher energy prices and their impact on royalties, production, Alberta’s economy and incomes.

•	Resource revenue is forecast to be $28.4 billion in 2022-23, by far the largest amount ever reported. Revenue has increased by $14.6 billion from budget. Global oil prices began rising in fall of 2021, due to rapid return of demand from the end of COVID-19 lock-downs, and inability of industry to reboot production levels at a sufficient pace. This was compounded by the impact of several years of underinvestment in global production. Prices then skyrocketed in the spring of 2022 when Russia invaded Ukraine.

•	The West Texas Intermediate (WTI) oil price is now estimated to average US$92.50 per barrel (/bbl) for 2022-23, $22.50/bbl higher than Budget 2022. WTI has averaged about US$103.75/bbl from April 1 to August 23, 2022. The light-heavy oil price differential is forecast to average US$19.20/bbl for the fiscal year, $4.90/bbl wider than expected at budget. The current widening of the spread appears to be caused by reduced demand for Alberta’s heavy oil from Gulf Coast refiners, resulting from higher natural gas prices that elevate costs of processing heavy crudes, and the release of heavy oil barrels from the US Strategic Petroleum Reserves. The US-Canadian dollar exchange rate is forecast to average 77 US¢/Cdn$ for the fiscal year, 2 cents below budget, supporting higher royalty revenue.

•	Bitumen royalties are forecast to be $20.1 billion, $9.7 billion higher than budget, as the increased WTI forecast elevates industry revenue, royalty rates and the number of projects reaching payout. Crude oil royalties are forecast at $3.7 billion, a $2.1 billion increase from budget. Natural gas and by-product royalties are now estimated to be $4.1 billion, $2.6 billion more than budget. The Alberta Reference Price is expected to be Cdn$5.60 per gigajoule (/GJ), an increase of $2.40/GJ from budget. Since natural gas by-products (or liquids) prices generally follow oil prices, royalties from liquids are also estimated to be higher.

•	Personal income tax revenue is forecast at $13.3 billion, a decrease of $116 million from budget. While the forecast for primary household income has been elevated, the impact of indexing the system to inflation, effective January 1, 2022, is estimated at around $300 million, which offsets the effect of the increase to incomes.

•	Corporate income tax revenue is forecast to be $6.1 billion, $2 billion higher. This would be the largest amount ever collected. Corporate profits are forecast to increase 68% in 2022-23, 37% more than estimated in budget, as the economy rebounds with higher energy prices, and as prices for other commodity and manufacturing exports have also increased.

•	Other tax revenue is now expected to be $4.5 billion, a $1.1 billion decline from budget, primarily due to the pause in collection of the 13 cent /litre fuel tax. Tobacco tax revenue is down $58 million from lower consumption, while revenue from insurance taxes is $25 million lower as 2021-22 actuals were less than expected. Freehold mineral rights tax revenue is estimated to be $63 million higher than budget, due primarily to elevated oil and gas prices, while tourism levy revenue has increased $10 million as activity has rebounded more vigorously than expected.

•	Federal transfers of $12.6 billion are forecast, $545 million higher than estimated in Budget 2022. Main increases include: a one-time transfer of $232 million to assist with the surgical backlog (included in the Canada Health Transfer - CHT), partially offset by a $23 million revision to the CHT forecast; $11 million higher Canada Social Transfer based on a higher Alberta share of the national population; re-profiling of $68 million in infrastructure support; increases of $6 million in agriculture and labour market transfers; an increase in other transfers of $251 million, from re-profiling $279 million in the site rehabilitation program from future years, a net increase of $15 million in various other transfers, partially offset by a $43 million reduction in the forecast for the Fiscal Stabilization payment related to the drop in revenue in 2020-21.

•	Investment income is forecast at $311 million, $2.9 billion lower than budget, due entirely to negative Heritage and endowment fund income as financial markets have retreated from strong returns in 2021, due to global economic uncertainty, the Russia-Ukraine war, supply chain issues and significant inflation, including for energy, and the corresponding increase in interest rates.

•	Total revenue from other sources is forecast at $10.7 billion, $231 million higher than budget. Net income from government business enterprises is $13 million higher, with ATB Financial net income down $68 million, due to higher expected loss provisions related to uncertainty from supply chain problems, while Alberta Petroleum Marketing Commission net income is forecast to have improved with higher energy prices by $81 million. Premiums, fees and licences revenue has increased by a net $174 million, primarily due to $196 million in higher timber royalties and fees, partly offset by a $20 million reduction in ATB payments-in-lieu-of-taxes, due to lower ATB net income. Other revenue has increased a net $44 million, reflecting a $31 million administrative penalty levied on ATCO Electric, a $4 million donation of groundwater monitoring wells, $4 million for external court transcription services and $5 million in other miscellaneous revenue.

Total Expense of $62.7 billion is forecast, $0.6 billion higher than budget.

•	Operating expense (excluding COVID-19 / Recovery Plan) is forecast at $51.4 billion, $638 million more than Budget 2022. Main changes include an increase of $578 million in Energy consisting of $300 million for electricity rebates and another $277 million for the cost of selling oil due to higher prices and volumes. Education expense is $52 million greater consisting of $50 million for the impact of the Alberta Teachers’ Association agreement, $19 million for school bus fuel costs, and a net decrease

4	2022–23 First Quarter Fiscal Update and Economic Statement

of $17 million in employer pension contributions and other reductions. Justice and Solicitor General expense has been increased by $22 million for Crown Prosecutor compensation and victims of crime programs. These are slightly offset by a net decrease of $13 million in other ministries, with $16 million of increases, mostly for federally-funded programs, and $29 million in reductions, including decreases related to subsidies provided to continuing care operators for lower income resident accommodation charges, as the budget included regular increases to these rates that are being deferred to provide relief to Albertans residing in designated supportive living and long term care.

•	Capital grants (excluding COVID-19 / Recovery Plan) of $2.2 billion are forecast, up $41 million from budget, primarily from re-profiling federally-funded municipal projects.

•	Amortization / inventory consumption / loss on disposals expense is forecast to have declined by a net $46 million from budget, due to decreases in amortization expense of $43 million in Environment and Parks and $5 million in Energy.

•	Debt servicing costs have increased by a net $22 million from budget. A decrease of $93 million from substantial debt repayment, the impact of which will spread over several fiscal years, is more than offset by an increase of $115 million in debt swap costs as rising interest rates have negatively impacted them.

•	Disaster and emergency assistance has been budgeted at $750 million for several years, but $250 million was added in Budget 2022 to address potential energy affordability costs. Allocations of the $1 billion contingency as of first quarter include: $300 million transferred to Energy operating expense for extending electricity rebates; $47 million in Agriculture, Forestry and Rural Economic Development for wildfires; $1 million in Municipal Affairs for flood costs. This leaves $652 million remaining in the disaster contingency.

COVID-19 / Alberta’s Recovery Plan Initiatives

Protecting Albertans from ongoing health risks, tackling the surgical backlog worsened by COVID-19 and continuing recovery plan and economic development initiatives are priorities. A $750 million contingency for possible additional COVID-19 costs was included in Budget 2022. The expense was voted in Treasury Board and Finance and the voted authority can be transferred via Order-in-Council as set out in the Appropriation Act, 2022.

•	COVID-19 / Recovery Plan expense is forecast at $2 billion, a $280 million increase from budget. The increase includes: $279 million in operating expense for the site rehabilitation program, offset by federal transfers reprofiled from 2023-24, and therefore not allocated from the contingency, and $51 million allocated from the budgeted contingency expense. The $51 million comprises $31 million in re-profiled Transportation economic stimulus capital grants, $11 million for the mineral strategy re-profiled from 2021-22, and $8 million to address learning disruption, also re-profiled from 2021-22. These allocations leave $699 million in unallocated contingency expense.

Affordability Initiatives

Significant global inflation, driven by the rapid return in demand following the cessation of COVID-19 health measures, supply chain issues, and disruption in energy markets exacerbated by the Russian invasion of Ukraine, prompted Alberta’s government to develop affordability measures of $2.4 billion for 2022-23 to ease the strain on Albertans. These comprise:

•	Pausing collection of the 13 cent / litre provincial fuel tax. This is estimated to cost $1.1 billion in lower revenue for 2022-23, based on WTI prices remaining above $79.99 US/bbl.

•	Providing a $50 per month rebate on eligible electricity bills. Three months of electricity rebates were announced and reported in 2021-22, increasing expense by $300 million, and the program was extended for another three months in 2022-23, adding another $300 million.

•	Indexation of the personal income tax system is estimated to reduce revenue by around $300 million.

•	Giving school boards $19 million to support school bus operators with higher fuel costs, and adding $5 million to the Alberta at Work initiative for skills upgrading and bursaries for lower-income Albertans.

•	Natural gas and alternative fuel rebates for eligible Albertans if natural gas prices exceed $6.50 per gigajoule between October 2022 and March 2023. The estimated expense of $0.4 billion for these rebates is not included in the first quarter report due to the uncertainty related to the natural gas price forecast. An update of the fiscal impact will be provided with the mid-year fiscal update.

2022–23 First Quarter Fiscal Update and Economic Statement	5

Assets and Liabilities

Financial Assets of $78.5 billion are forecast as at March 31, 2023, an increase of $0.3 billion from 2022.

•	Heritage, endowment funds and Alberta Enterprise Corporation (AEC) accumulated surpluses are forecast to grow $2.3 billion. The Heritage Fund is increasing by a net $2.5 billion comprising: a decline of $0.5 billion from net income in 2022-23; retention of the rest of 2021-22 net income (after inflation-proofing), pending legislative amendments, of $1.2 billion; and addition of $1.7 billion from the estimated 2022-23 surplus. The net assets of the three endowment funds have declined $222 million, due to income losses and distributions. AEC has increased by $47 million.

•	Self-supporting lending assets are increasing $463 million, due mainly to current-year revenue exceeding crop insurance fund withdrawals.

•	Commercial enterprise equity is a net $153 million higher, $13 million more than budget, due to $68 million lower ATB Financial income and $81 million higher Alberta Petroleum Marketing Commission income.

•	Cash of $5.2 billion from the forecast 2022-23 surplus is being set aside for future debt maturities.

•	Other financial assets are decreasing a net $7.8 billion as $13.4 billion in debt repayments are forecast.

Liabilities are forecast at $125 billion at March 31, 2023, $10.1 billion lower than at March 31, 2022.

Taxpayer-supported debt is estimated at $79.8 billion, $13.3 billion lower than 2022 and $10.4 billion less than anticipated in Budget 2022.

•	Liabilities for capital projects are down $1.6 billion, due to repayment of direct debt, $81 million in additional alternative financing, less $89 million in principal repayments on completed private-public partnership projects.

•	Direct Fiscal Plan and Teachers’ Pension Plan borrowing is now forecast at $33.8 billion, $11.8 billion lower than at March 31, 2022.

•	Debt issued to support loans from Agriculture Financial Services Corporation and to local authorities is increasing a net $142 million.
•	Other liabilities are $3.3 billion higher, while government obligations for pension plan liabilities have decreased by $0.3 billion.

Net financial debt (financial assets less liabilities) as at March 31, 2023 is estimated at $46.5 billion, a decrease of $10.5 billion, primarily due taxpayer-supported debt repayment. The net debt to GDP (2022 forecast) ratio is 10.3%.

Capital and other non-financial assets of $61.4 billion are forecast for March 31, 2023, a $2.8 billion net increase from March 31, 2022: $5.4 billion in added capital assets less $2.8 billion in amortization, and $1.4 billion in added inventory assets (e.g. personal protective equipment, vaccines, drugs) less consumption of $1.2 billion. Deferred capital contribution liabilities have increased by a net $0.1 billion.

Net Assets of $11.2 billion are forecast as at March 31, 2023, a $13.2 billion increase from 2022, reflecting the surplus forecast for 2022-23.

Balance Sheet Summary	At March 31			Change from 2022
(millions of dollars)	2022	2023
	Actual	Budget[a]	Forecast
Financial Assets

Heritage Fund, endowment and other funds accumulated operating surpluses	22,176	22,982	24,515	2,339

Self-supporting lending organization / activity	18,391	19,210	18,854	463

Equity in commercial enterprises	1,766	1,907	1,919	153

Cash for future debt retirement	-	-	5,212	5,212

Other financial assets (includes SUCH sector / cash reserves)	35,793	30,530	27,952	(7,841)

Total Financial Assets	78,126	74,629	78,452	326

Liabilities

Taxpayer-supported debt:

Liabilities for capital projects (direct borrowing / public-private partnerships - P3s)	47,529	46,166	45,942	(1,587)

Debt issued to reduce pre-1992 Teachers’ Pension Plan unfunded liabiity	594	594	594	-

Direct borrowing for the Fiscal Plan	45,001	43,398	33,251	(11,750)

Total taxpayer-supported debt	93,124	90,158	79,787	(13,337)

Self-supporting lending organization / activity debt:

Debt for local authority loans	14,424	14,514	14,514	90

Agriculture Financial Services Corporation	2,604	2,672	2,656	52

Total taxpayer and self-supported debt	110,152	107,344	96,957	(13,195)

Other liabilities (includes SUCH sector)	16,669	17,314	20,015	3,346

Pension liabilities	8,271	7,982	7,982	(289)

Total Liabilities	135,092	132,640	124,954	(10,138)

Net Financial Assets / (Debt)	(56,966)	(58,011)	(46,502)	10,464

Capital / other non-financial assets	58,576	60,271	61,379	2,803

Spent deferred capital contributions	(3,523)	(3,662)	(3,630)	(107)

Net Assets	(1,913)	(1,402)	11,247	13,160

Change in Net Assets (before adjustments)	3,848	511	13,160

[a] Budget numbers have been restated to reflect 2022-23 Actual results.

6	2022–23 First Quarter Fiscal Update and Economic Statement

Alberta Debt Repayment and Savings Plan

Alberta’s government commenced the 2022-23 fiscal year with $8.9 billion cash that came from the 2021-22 surplus. In Budget 2022, the government committed to using surpluses to pay down debt and / or to increase the size of the Alberta Heritage Savings Trust Fund.

The Heritage Fund will benefit and grow larger because of the government’s surplus cash position in 2022-23. The government will amend the Alberta Heritage Savings Trust Fund Act to provide an option to retain all net investment income in the Heritage Fund for 2021-22 and future years. This will allow a total of $1.2 billion of the Heritage Fund’s 2021-22 net investment income to be retained (in addition to the $705 million already retained for inflation-proofing) that the current legislation would require to be transferred to the government’s General Revenue Fund. This planned change is reported in 2022-23 Heritage Fund retained income (after adjusting for 2022-23 forecast net income - see table on page 13, Cash Adjustments / GRF Surplus Cash and Allocation).

Thus far in 2022-23, given cash collected exceeded what was needed for government’s expenditures, surplus cash was used to pay down short-term debt as it came due. This reflects treasury best practices and retains government’s flexibility going forward.

Alberta’s government has paid off debt of $1.9 billion that came due during the first quarter. This reduced taxpayer-supported debt from $93.1 billion to $91.2 billion. Given the schedule of debt maturities, an additional $1.9 billion of surplus cash was used to make short-term loans to provincial corporations. Typically, government would have borrowed to make these short-term loans to provincial corporations. Money invested in these short-term loans will be available to pay off other debt that comes due during the remainder of the fiscal year.

There are additional opportunities to repay debt during the rest of the fiscal year. Government plans to repay another $8.1 billion that will come due in the second quarter of the year. The cash needed to pay off this debt will come from cash on hand, the repayment of loans made to provincial corporations and from surplus cash expected to be received during the remainder of the fiscal year. Also, the government has implemented enhanced cash management practices, which should result in between $1.5 to $2 billion in cash available to repay debt.

Cash surpluses are forecast to continue through the fiscal year, and the government intends to repay a further $3.4 billion coming due in the last half of the year, leaving an estimated $6.9 billion in cash by the end of the year. The government intends to retain 75% (or $5.2 billion) for repayment of future debt maturities and deposit the remaining 25% (or $1.7 billion) of the cash into the Heritage Fund. This deposit, when combined with the retention of the remaining 2021-22 net investment income of $1.2 billion would be the largest amount transferred to the Heritage Fund in a single year since the Fund’s inception. The potential book value of the Heritage Fund is estimated at $19.6 billion at year-end 2022-23.

This plan for using surplus cash will continue to be evaluated as the fiscal year unfolds. The relative merits of reducing debt and debt servicing costs, versus increasing savings and potential investment income, given interest rate changes and other factors, will be considered, as well as other expense pressures and priorities, including dealing with inflationary concerns and the impact on Albertans.

Cash available for allocation / debt maturities

(billions of dollars)

Cash available for allocation:
From 2021-22 results	8.9

2022-23 surplus	13.2

less entity retained income	(1.2)

less capital plan requirements	(2.6)

plus net other cash adjust.	2.0

net cash from 2022-23	11.4

Total cash available	20.3

Allocation:

2022-23 taxpayer-supported debt	13.4

2023-24 taxpayer-supported debt	5.2

Heritage Fund deposit	1.7

Total allocation	20.3

Debt maturities

April - June 2022	1.9

July	5.2

August	1.2

September	1.7

October	0.1

November	0.2

December	2.8

January 2023	0.2

February	0.1

March	-

2022-23 maturities	13.4

2023-24 maturities	6.7

2024-25 maturities	5.5

2022–23 First Quarter Fiscal Update and Economic Statement	7

Capital Plan Highlights

The 2022-23 Capital Plan has increased to $7.9 billion, up $389 million from

Budget 2022.

The increase includes $73 million in capital grants, $60 million of which is due to re-profiling project cash flows from 2021-22. The remainder of the increase, $316 million, is for capital investment, $181 million of which is from carrying-over voted authority from 2021-22 due to underspent project cash flows last year. Projects continue to be delivered as committed in Budget 2022, adjusted for project progress and timing.

The $73 million increase to capital grants comprises: $60 million in re-profiling of federal infrastructure transfers from 2021-22; $5 million addition in 2022-23 for a natural gas pipeline in partnership with First Nations Reserve 166, Chipewyan Lake and Sandy Lake; a net $8 million in various other adjustments such as transfers to and from operating expense.

The $316 million capital investment increase includes: $181 million in capital investment carried-over from unspent funds in 2021-22; $78 million for highway expansion; $42 million in transfers from operating expense for health system capacity and the Alberta at Work Targeted Enrolment Expansion Initiative; a net $15 million increase due primarily to re-profiling of project cash flows between various fiscal years.

The carried-over projects include: $128 million in various Transportation projects; $17 million for Service Alberta

IT projects; $16 million for parks projects in Environment and Parks; and $20 million in several other ministries.

Factors impacting project progress include the pace of construction, project scope, land conditions, timing related to tendering, permitting and planning and rate of project identification, approval and construction under federal programs.

The Capital Plan is funded from a variety of sources, including from: the federal government; donations; school boards, post-secondary institutions, the health authority and other funds and agencies; public-private partnerships; and general revenue fund or borrowed cash.

Capital Plan Summary
(millions of dollars)	Fiscal Year			Change
	2021-22	2022-23		from
By Ministry	Actual	Budget	Forecast	Budget

Advanced Education	583	616	628	12

Agriculture, Forestry and Rural Economic Development	109	65	69	4

Chlidren’s Services	-	9	11	2

Community and Social Services	-	1	2	1

Culture and Status of Women	35	112	126	14

Education	759	936	933	(3)

Energy	56	75	75	-

Environment and Parks	95	144	168	24

Health	927	1,296	1,312	16

Indigenous Relations	26	19	32	13

Infrastructure	221	402	402	-

Jobs, Economy and Innovation	4	19	19	-

Justice and Solicitor General	16	23	27	4

Labour and Immigration	-	1	1	-

Municipal Affairs	1,708	781	801	20

Seniors and Housing	138	112	121	9

Service Alberta	73	245	263	18

Transportation	1,855	2,656	2,913	257

Treasury Board and Finance	14	18	18	-

Legislative Assembly	3	2	2	-

Total Capital Plan	6,622	7,534	7,923	389

Capital Plan Financing

Capital Plan 10% contingency	-	(750)	(750)	-

Funding required	6,622	6,784	7,173	389

Cash received / assets donated for capital purposes / book value of disposals	1,065	1,455	1,391	(64)

Retained income of funds and agencies	33	35	30	(5)

SUCH sector self-financed	627	808	808	-

Technology Innovation and Emissions Reduction Fund	46	66	66	-

Alternative financing (P3s)	43	81	81	-

Direct borrowing / cash required	4,812	4,339	4,797	458

Total Capital Plan Financing	6,622	6,784	7,173	389

8	2022–23 First Quarter Fiscal Update and Economic Statement

Revenue
(millions of dollars)	Fiscal Year			Change
	2021-22	2022-23		from
	Actual	Budget	Forecast	Budget

Income Taxes

Personal income tax	13,335	13,382	13,266	(116)

Corporate income tax	4,718	4,040	6,054	2,014
	18,053	17,422	19,320	1,898
Other Taxes

Education property tax	2,478	2,504	2,504	-

Fuel tax	1,275	1,319	234	(1,085)

Tobacco / vaping tax	617	644	586	(58)

Insurance taxes	753	819	794	(25)

Cannabis tax	164	157	157	-

Tourism levy	59	73	83	10

Freehold mineral rights tax	107	96	159	63

	5,453	5,612	4,517	(1,095)
Non-Renewable Resource Revenue

Bitumen royalty	11,605	10,349	20,086	9,737

Crude oil royalty	1,947	1,670	3,736	2,066

Natural gas and by-products royalty	2,227	1,458	4,089	2,631

Bonuses and sales of Crown leases	228	236	358	122

Rentals and fees / coal royalty	163	127	136	9

	16,170	13,840	28,405	14,565
Transfers from Government of Canada

Canada Health Transfer	5,503	5,352	5,561	209

Canada Social Transfer	1,796	1,868	1,879	11

Direct transfers to SUCH sector / Alberta Innovates Corp.	478	579	579	-

Infrastructure support	808	1,293	1,361	68

Agriculture support programs	531	296	300	4

Labour market agreements	485	322	324	2

Canada-Alberta Canada-wide Early Learning Child Care Agreement	105	674	674	-

Other (incl. $707 million for fiscal stabil. in 2022-23 for 2020-21 rev. decline)	1,889	1,670	1,921	251

	11,595	12,054	12,599	545
Investment Income

Alberta Heritage Savings Trust Fund	2,128	1,976	(330)	(2,306)

Endowment funds	514	440	(116)	(556)

Income from local authority loans	329	185	185	-

Agriculture Financial Services Corporation	126	113	113	-

Other (includes SUCH sector)	482	459	459	-

	3,579	3,173	311	(2,862)
Net Income from Government Business Enterprises

AGLC – Gaming / lottery	1,205	1,468	1,468	-

AGLC – Liquor	854	850	850	-

AGLC – Cannabis	(4)	7	7	-

ATB Financial	586	313	245	(68)

Balancing Pool	96	112	112	-

Other – CUDGCo / APMC	2,073	(315)	(234)	81

	4,810	2,435	2,448	13
Premiums, Fees and Licences

Post-secondary institution tuition fees	1,465	1,645	1,645	-

Health / school board fees and charges	603	661	661	-

Motor vehicle licences	566	548	548	-

Crop, hail and livestock insurance premiums	324	359	359	-

Energy industry levies	313	309	309	-

Other (includes land titles, land and grazing, health benefits premiums)	1,249	968	1,142	174

	4,520	4,490	4,664	174
Other

SUCH sector sales, rentals and services	806	876	876	-

SUCH sector fundraising, donations and gifts	741	640	640	-

AIMCo investment management charges	847	729	729	-

Fines and penalties	187	273	304	31

Refunds of expense	60	182	182	-

Technology Innovation and Emissions Reduction Fund	705	421	421	-

Miscellaneous (includes Alberta Innovates Corporation)	796	460	473	13

	4,142	3,581	3,625	44

Total Revenue	68,322	62,607	75,891	13,284

2022–23 First Quarter Fiscal Update and Economic Statement	9

Operating Expense by Ministry
(millions of dollars)
	Fiscal Year			Change
	2021-22	2022-23		from
	Actual	Budget	Forecast	Budget

Advanced Education	5,280	5,444	5,435	(9)

Agriculture, Forestry and Rural Economic Development	789	860	866	6

Children’s Services	1,706	2,388	2,386	(2)

Community and Social Services	3,714	3,923	3,918	(5)

Culture and Status of Women	161	150	150	-

Education	7,846	8,390	8,442	52

Energy (inc. crude-by-rail expense of $866 million in 2021-22)	1,767	559	1,137	578

Environment and Parks	519	507	513	6

Executive Council	14	19	19	-

Health	21,302	22,018	22,018	-

Indigenous Relations	153	165	169	4

Infrastructure	430	408	408	-

Jobs, Economy and Innovation	265	380	380	-

Justice and Solicitor General	1,478	1,475	1,497	22

Labour and Immigration	190	225	225	-

Municipal Affairs	251	261	260	(1)

Seniors and Housing	616	701	690	(11)

Service Alberta	459	452	452	-

Transportation	437	461	460	(1)

Treasury Board and Finance	2,036	1,848	1,848	-

Legislative Assembly	117	170	170	-

Operating expense before COVID-19 / Recovery Plan operating expense	49,531	50,800	51,438	638

COVID-19 / Recovery Plan operating expense

Advanced Education	17	62	62	-

Children’s Services	36	-	-	-

Community and Social Services	31	-	-	-

Culture and Status of Women	12	-	-	-

Education	130	13	21	8

Energy	318	310	600	290

Environment and Parks	39	27	27	-

Health	1,528	10	10	-

Infrastructure	6	5	5	-

Jobs, Economy and Innovation	240	155	155	-

Justice and Solicitor General	1	-	-	-

Labour and Immigration	224	98	98	-

Municipal Affairs	21	-	-	-

Seniors and Housing	30	-	-	-

Service Alberta	20	7	7	-

Transportation	159	-	-	-

Contingency – COVID-19 / Recovery Plan Operating Expense – unallocated	-	750	699	(51)

Total COVID-19 / Recovery Plan operating expense	2,812	1,437	1,683	246

Total Operating Expense	52,343	52,237	53,121	884

10	2022–23 First Quarter Fiscal Update and Economic Statement

Contingency / Disaster and Emergency Assistance Expense
(millions of dollars)
	Fiscal Year			Change
	2021-22	2022-23		from
	Actual	Budget	Forecast	Budget

Disaster and emergency assistance contingency

Agriculture and Forestry – (agriculture support /wildfire fighting)	3,030	-	47	47

Municipal Affairs – (wildfire / flood support)	32	-	1	1

Service Alberta – (1GX costs)	14	-	-	-

Treasury Board and Finance – unallocated	-	1,000	652	(348)

Total disaster and emergency contingency expense	3,076	1,000	700	(300)

COVID-19 / Recovery Plan contingency

Operating Expense – allocated	-	-	18	18

Capital grants / inventory consumption – allocated	-	-	33	33

Treasury Board and Finance – unallocated	-	750	699	(51)

Total COVID-19 Recovery Plan contingency expense	-	750	750	-

Total Contingency / Disaster and Emergency Assistance Expense	3,076	1,750	1,450	(300)

Capital Amortization Expense
(millions of dollars)
	Fiscal Year			Change
	2021-22	2022-23		from
	Actual	Budget	Forecast	Budget

Advanced Education	530	557	557	-

Agriculture, Forestry and Rural Economic Development	23	21	21	-

Culture and Status of Women	7	8	8	-

Education	471	472	472	-

Energy	16	20	15	(5)

Environment and Parks	53	99	56	(43)

Health	472	518	518	-

Infrastructure	126	151	151	-

Jobs, Economy and Innovation	8	9	9	-

Justice and Solicitor General	3	6	6	-

Labour and Immigration	2	1	1	-

Municipal Affairs	27	31	31	-

Seniors and Housing	44	46	46	-

Service Alberta	75	88	88	-

Transportation	700	780	780	-

Treasury Board and Finance	27	28	28	-

Legislative Assembly	2	2	2	-

Total Amortization Expense	2,586	2,839	2,791	(48)

2022–23 First Quarter Fiscal Update and Economic Statement	11

Debt Servicing Costs
(millions of dollars)
	Fiscal Year			Change
	2021-22	2022-23		from
	Actual	Budget	Forecast	Budget

Taxpayer-supported general debt servicing costs

Education – school boards	9	9	9	-

Treasury Board and Finance	1,154	1,150	1,124	(26)

Total	1,163	1,159	1,133	(26)

Taxpayer-supported Capital Plan debt servicing costs

Education – Alberta Schools Alternative Procurement P3s	26	25	25	-

Transportation – ring road P3s	103	103	103	-

Treasury Board and Finance – direct borrowing	987	1,156	1,140	(16)

Total	1,116	1,284	1,268	(16)

Total taxpayer-supported debt servicing costs	2,278	2,443	2,401	(42)

Self-supported debt servicing costs

Treasury Board and Finance – for loans to local authorities	298	155	220	65

Treasury Board and Finance – Ag. Financial Services Corp.	65	64	63	(1)

Total	363	219	283	64

Total Debt Servicing Costs	2,641	2,662	2,684	22

Inventory Consumption Expense
(millions of dollars)	Fiscal Year			Change
	2021-22	2022-23		from
	Actual	Budget	Forecast	Budget

Advanced Education	48	163	163	-

Health	1,359	988	988	-

Municipal Affairs	35	-	1	1

Service Alberta	4	6	6	-

Transportation	60	57	57	-

Other (Agric., Forestry and Rural Ec. Dev. / Cult., Sts. of Women / Infra.)	85	3	3	-

Total Inventory Consumption Expense	1,591	1,217	1,218	1

Inventory Acquisition
(millions of dollars)
	Fiscal Year			Change
	2021-22	2022-23		from
	Actual	Budget	Forecast	Budget

Advanced Education	45	181	181	-

Health	1,257	1,148	1,143	(5)

Municipal Affairs	3	-	1	1

Service Alberta	4	6	5	(1)

Transportation	54	57	57	-

Other (Agric., Forestry and Rural Ec. Dev. / Education / Infra.)	83	4	4	-

Total Inventory Acquisition	1,446	1,396	1,391	(5)

12	2022–23 First Quarter Fiscal Update and Economic Statement

Cash Adjustments / GRF Surplus Cash and Allocation
(millions of dollars)	Fiscal Year			Change
	2021-22	2022-23		from
	Actual	Budget	Forecast	Budget

Balance at Start of Year	7,429	7,241	8,858	1,617

Surplus / (Deficit)	3,944	511	13,160	12,649

Cash Adjustments (negative = cash requirement; positive = cash source)

SUCH / Alberta Innovates own-source revenue / expense	590	1,434	1,324	(110)

Pension provisions (non-cash expense)	(365)	(289)	(289)	-

Net deferred capital contribution adjustment (excluding SUCH)	249	118	47	(71)

Retained income of funds, agencies and accounts:

Alberta Heritage Savings Trust Fund	(705)	(494)	(776)	(282)

ATB Financial	(586)	(313)	(245)	68

Agriculture Financial Services Corporation	2,074	(392)	(389)	3

Endowment funds	(328)	(265)	222	487

Alberta Social Housing Corporation	(3)	(28)	(47)	(19)

Technology Innovation and Emissions Reduction Fund	(196)	(75)	(75)	-

Balancing Pool	(96)	(112)	(112)	-

Other	(2,101)	244	197	(47)

Energy royalties (difference between accrued revenue and cash)	(2,418)	430	1,582	1,152

Student loans	(271)	(502)	(523)	(21)

Other cash adjustments	(264)	(129)	32	161

2016 Wood Bufffalo fire / 2013 Alberta flood assistance revenue / expense	(42)	(63)	(49)	14

Inventory acquisition	(148)	(227)	(147)	80

Inventory consumption (non-cash expense)	401	144	145	1

Capital Plan (excluding SUCH sector) cash sources / (requirements):

Capital investment (excluding SUCH self-financed and 10% contingency)	(3,492)	(3,547)	(3,863)	(316)

Amortization / book value of disposals	1,122	1,305	1,259	(46)

Direct borrowing required for the Capital Plan	4,812	224	-	(224)

Alternative financing (P3s – public-private partnerships)	43	81	81	-

Current principal repayments (P3s)	(83)	(89)	(89)	-

Surplus / (Deficit) plus net cash adjustments	2,137	(2,034)	11,445	13,479

Surplus cash (balance at start of year + surplus plus net cash adjustments)	9,566	5,207	20,303	15,096

Taxpayer-supported debt repayment	(708)	(3,207)	(13,354)	(10,147)

Allocation for 2023-24 taxpayer-supported debt maturities	-	-	(5,212)	(5,212)

Deposit to Heritage Fund	-	-	(1,738)	(1,738)

Balance at End of Year [a]	8,858	2,000	-	(2,000)

[a]	The GRF balance on March 31, 2022 was incorrectly reported as $9.6 billion in the 2021-22 Final Results Year-end Report; it was $8.9 billion.

Borrowing Requirements
(millions of dollars)	Fiscal Year			Change
	2021-22	2022-23		from
	Actual	Budget	Forecast	Budget

Government	3,715	2,249	-	(2,249)

Provincial corporations	125	226	210	(16)

Government business enterprises	1,513	1,003	945	(58)

Total borrowing requirements	5,353	3,478	1,155	(2,323)

Borrowing Sources
(millions of dollars)	Fiscal Year			Change
	2021-22	2022-23		from
	Actual	Budget	Forecast	Budget

Money market (net change)	993	782	-	(782)

Public-private partnerships (P3s)	-	81	81	-

Term debt	4,360	2,615	1,074	(1,541)

Total borrowing sources	5,353	3,478	1,155	(2,323)

2022–23 First Quarter Fiscal Update and Economic Statement	13

Economic Update

Overview

The economic landscape has changed significantly since Budget. Russia’s invasion of Ukraine in late February and resulting disruptions and sanctions against Russia have propelled energy prices. This has boosted revenues and activity in the energy sector. Business output has also seen strong growth amid robust demand and prices. The Alberta Activity Index, a measure of provincial activity, is up 6.2% year-to-date (YTD), led by energy and general business activity (Chart 1).

Soaring commodity prices and ongoing supply disruptions, however, have exacerbated inflationary pressures for businesses and households, not just in Alberta but globally. Central banks in Canada and around the world have raised interest rates at an aggressive pace in order to quell inflation. The combination of high inflation, faster interest rates hikes and geopolitical instability has dampened the global outlook and increased economic uncertainty. These factors are weighing on consumer sentiment and spending on goods in Alberta. However, a strengthening labour market, pickup in population growth and pent-up demand for services from the pandemic are supporting household activity.

After growing an estimated 5.1% in 2021, Alberta’s real gross domestic product (GDP) is now forecast to grow 4.9% this year, down from 5.4% at Budget (Chart 2). The downward revision reflects expectations of softer growth in real consumer spending and residential investment. Even so, real GDP is expected to fully recover from the COVID-19 downturn and surpass the 2014 peak for the first time this year. Moreover, incomes – as measured by nominal GDP – are forecast to grow 24% in 2022, significantly higher than Budget. This will boost provincial government revenues.

Real GDP is forecast to grow at a solid clip of 3.2% in 2023. Energy prices are expected to moderate as global growth decelerates, but will remain supportive of activity. Business investment will benefit from easing cost pressures as uncertainty wanes and oil prices stabilize. While consumer spending and housing starts are forecast to moderate further next year with the impact of higher interest rates and fading pent-up demand from pandemic, they will continue to be buoyed by solid growth in population, employment and household incomes. Alberta’s households are well positioned, enjoying the highest per capita incomes, lower cost of living and lower overall taxes in the country.

Energy prices elevated amid volatility

Oil prices have swung widely and increased substantially since Budget following Russia’s invasion of Ukraine in late February. The resulting disruptions and sanctions against Russia stoked fears of supply shortages as global demand continued to recover from the COVID-19 lows. West Texas Intermediate (WTI) surged to over US$120/bbl in early March before giving back most of the gains in recent months. Renewed COVID-19 lockdowns in China and a slowing global economy have dampened the outlook for demand. These factors are expected to weigh on oil prices in the second half of the year, but low inventories and tight global crude supplies will provide some support. WTI is forecast to average US$92.50/bbl in 2022-23, US$22.50/bbl higher than Budget.

Natural gas prices have also rallied since Budget. The war in Ukraine and sanctions against Russia have led to disruptions in global natural gas supply. With Russia supplying less natural gas to Europe, European prices have surged. This has

Chart 1: YTD strength led by energy and general business indicators

Year-to-date growth in Alberta Activity Index by components, May 2022

Source: Alberta Treasury Board and Finance

Chart 2: Outlook still solid despite softer growth in household activity

Year-over-year growth in selected economic indicators, 2022

Source: Alberta Treasury Board and Finance; *Unemployment rate is forecast level

14	2021–22 First Quarter Fiscal Update and Economic Statement

led to a significant increase in demand and prices for ocean-transported liquefied natural gas, which in turn has boosted exports of U.S. liquefied natural gas and pushed prices higher in North America. The Alberta Reference Price (ARP) is now expected to average $5.60/GJ in 2022-23, up from US$3.20/GJ at Budget.

The discount between WTI and Western Canadian Select (WCS) has widened since June. Soaring natural gas prices have increased the cost of processing high sulphur heavy crudes, which prompted U.S. refineries to shift towards lighter grades. The release of sour barrels from the U.S. Strategic Petroleum Reserves has also weighed on heavy oil prices.

The light-heavy differential is forecast to average US$19.20/bbl in 2022-23, up US$4.90/bbl from Budget. WCS is forecast to average US$73.50/bbl in 2022-23, the highest annual level since the 2015-16 downturn.

Robust corporate profits

Surging business output coupled with a weaker Canadian dollar are lifting corporate profits this year. Net operating surplus – a measure of corporate profits and driver of corporate income tax revenues – is forecast to reach a record high of almost $90 billion this year, up 68% from 2021. This is being driven by business output, which has soared

Chart 3: Higher prices send business output to record highs

Alberta’s merchandise exports and manufacturing shipments

Sources: Statistics Canada and Haver Analytics

Chart 4: Increase in activity muted compared to previous cycles

Rigs drilling and West Texas Intermediate (WTI) oil price

Sources: Alberta Treasury Board and Finance and Canadian Association of Energy Contractors

*YTD through July

since the start of the year on the back of higher demand and prices (Chart 3). Merchandise exports and manufacturing shipments in the province have risen more than 60% and 30% YTD, respectively. While energy has led the increase, other categories such as exports of chemical and forestry products, as well as food manufacturing sales, have also posted strong gains. A pickup in energy sector activity and expansion in other industries are supporting machinery, fabricated metals, and transportation and equipment. Services have also improved, but the recovery in tourism has been slower than anticipated. Meanwhile, agricultural exports have been hit by last year’s poor crop and lower inventories.

Exporters are benefiting from a weaker-than-expected Loonie. Rising global economic uncertainty has increased global demand for the safe-haven U.S. dollar, which has more than offset the support from higher commodity prices. The Canadian dollar is now forecast to average 77.4 US¢/Cdn$ in 2022-23, down from 79.0 US¢/Cdn$ at Budget.

Strong energy investment

Activity and investment in the energy sector have substantially picked up, led by conventional oil and gas. Building on the strong gains in the latter half of 2021, rigs drilling has climbed to eight-year highs since March. Conventional oil production is up 12% YTD and is set to gain further in 2023. Natural gas spending is also benefitting from robust demand and prices. Meanwhile, non-conventional production has risen at a more modest pace as producers focus on maximizing output from existing assets. Overall, oil and gas investment is now expected to rise nearly 35% (or over $8.0 billion) in 2022, up from 27% growth at Budget. The upward revision in spending also reflects sharply higher input costs, with growth in real spending up only modestly in the conventional sector relative to Budget.

While activity has bounced back, the response from producers has been muted relative to past cycles (Chart 4). Despite soaring revenues, producers have restrained spending to focus on improving their balance sheets and increasing shareholder returns. As a result, reinvestment ratios are extremely low, with some estimates of roughly 30-40% of their cash flow only being reinvested.

2021–22 First Quarter Fiscal Update and Economic Statement	15

Cost pressures to moderate

Cost pressures for businesses have increased significantly since Budget, although there are indications that they have peaked. Input costs across the value chain have risen dramatically since the start of the year amid ongoing supply chain disruptions and higher commodity prices. This has affected all levels of production and distribution, and has started to weigh on business sentiment in the province. Non-residential building construction costs in Alberta have soared 15% over the last five quarters, while prices for machinery and equipment in Canada are up around 7%.

There are signs, however, that cost pressures are beginning to ease. In Canada, prices for raw materials and industrial products have retreated due to lower energy and primary non-ferrous metal products. As input costs moderate through next year, growth in non-residential construction costs is forecast to slow from 10% in 2022 to 6% in 2023.

Investment plans advancing

Despite rising costs, companies outside oil and gas extraction are proceeding with investment plans amid solid corporate profits. Real spending on commercial building construction has been strong and is up 21% YTD. Investment in industrial building and engineering construction is also getting a boost from large-scale transportation projects across the province, such as TC Energy’s NGTL system and Pembina’s Peace pipeline expansion projects. Construction of Travers Solar and other renewable energy projects also continues to progress towards completion, while Capital Power and Cascade Energy power plant conversion to natural gas are also well underway.

Real non-energy business investment is expected to grow about 900 million (or 4.0%) in 2022, similar to Budget expectations. This strength is expected to continue next year as cost pressures ease, with real non-energy business investment forecast to rise 3.3% in 2023.

Population growth accelerates

Alberta’s population growth is expected to pick up with higher levels of net migration. In the first quarter of 2022, net interprovincial migration into Alberta posted its largest first-quarter gains since 2015 and led the country for the second consecutive quarter. Immigrant landings have also ramped up as national admissions set another record and Alberta’s share of total immigration has ticked up. Alberta’s population is forecast to grow 2% in the 2022 census year, up from 0.5% in 2021 and 1.4% forecast in Budget (Chart 5). This pace is expected to continue in 2023. With Alberta having a sizeable Ukrainian diaspora and the federal government indicating that it will accept unlimited numbers of Ukraine refugees, this is expected to provide an additional boost to immigration.

Chart 5: Population growth accelerates

Annual change in Alberta population by component

Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate,f-forecast

Strong job gains to continue

Momentum in employment is expected to continue in the province, building on the strong job growth in the first half of 2022. The province added over 68,000 between December and July, led by full-time and private sector work. The services sector accounted for most of the gains, with tourism-related industries improving significantly as the economy reopened. With employment yet to recover to pre-pandemic levels in these industries, particularly accommodation and food services, there is further room for growth. Goods sector employment is expected to improve after struggling to gain momentum, supported by the pickup in energy sector activity and construction.

Even with the jobs gains so far, there are still a significant amount of job vacancies in the province. This will support employment growth, which is forecast to rise 5.3% in 2022, up from 4.1% at Budget. With the momentum in the services sector and renewed strength in the goods sector expected next year, employment growth is forecast to outpace population growth at 3.1% in 2023.

Labour market tightens further

Employers in Alberta are having a tougher time finding workers. Solid employment growth and lagging labour force participation pulled the unemployment rate down to an eight-year low of 4.8% in July, down sharply from 7.5% in December 2021. The participation rate has pulled back due to persistent weakness among mature workers (aged 55 and over). While more people are likely to enter the labour market in the second half of the year, the participation rate is forecast to average 69.3% in 2022, down from 69.6% in Budget and roughly the same as last year’s.

Robust job gains and a slower improvement in the participation rate will result in a tighter labour market over the next few years. The unemployment rate is forecast to average 5.9% this year, the lowest annual rate since 2015, before falling further to 5.5% in 2023.

Wage growth to pick up

Despite tight labour market conditions in Alberta, wage growth has been subdued so far this year and has lagged behind the rest of the country. In July, average

16	2021–22 First Quarter Fiscal Update and Economic Statement

hourly wages were up 0.7% year-over-year (y/y) in Alberta compared to 5.3% y/y nationally. While this is partly explained by compositional factors – such as the return of lower-paid service jobs and fewer mature and experienced workers (who tend to be paid more) – rising cost pressures and margin compression may also be playing a role. In particular, average wages offered to occupations in manufacturing and utilities remain below 2019 levels, while those in arts, culture, recreation and sports, as well as sales and service occupations, are at new highs.

As some input costs ease and uncertainty wanes, businesses are expected to become more responsive to tight labour market conditions. Wages are forecast to rise 2% this year before accelerating to 4% in 2023. With wage growth outpacing inflation, consumers are expected to see real income gains next year.

Inflation to slowly recede

Price pressures are expected to retreat in the second half of this year after surging since Budget. Inflation is beginning to show signs of cooling due to lower gasoline prices and the impact of the provincial electricity rebate program (Chart 6). Despite the moderation, headline inflation still remains high, with core inflation (excluding food and energy) hovering around its 14-year high.

Persistently high and broadening price pressures have forced central banks around the world to increase interest rates at a faster pace, with the Bank of

Canada raising its key policy rate by 225 basis points since early March. Slowing demand from higher interest rates, coupled with easing energy prices, are anticipated to dampen inflation in the second half of the year. These trends will be furthered by the government’s affordability measures, such as the continuation of the gasoline tax holiday and the realization of the electricity rebate. Inflation is forecast to average just over 6% in 2022 before slowing further to 3.0% in 2023 as base year effects fade.

Spending moderating

Persistently high inflation and rising interest rates have dampened sentiment and household spending. Consumer confidence tumbled in June to levels last seen early in the pandemic recovery. Growth in retail sales excluding gasoline stations has also moderated, with discretionary spending on motor vehicles and renovation-related building materials down YTD through May. Goods inflation has outpaced growth in overall retail sales over the past year, indicating that spending on goods has declined in real terms. This is partly due to the ongoing rotation to services as consumers and businesses adapt post-COVID.

Real consumer spending is now expected to rise 5.3% this year, down from the Budget forecast of 5.9%. Despite the softer outlook, real spending is expected to exceed 2019 levels this year. On a per capita basis, spending on services remains subdued and lower than in 2019, while

Chart 6: Inflation has begun to cool down

Alberta inflation rate, the price of regular gasoline and WTI oil price

Sources: Statistics Canada, Kalibrate Canada Inc., and Haver Analytics

goods spending has fully recovered. Next year, goods spending set to slow significantly mainly due to weakness in durable goods. As a result, growth in consumer spending is forecast to decelerate further to 2.6% in 2023.

Modest housing slowdown

Alberta’s housing market is cooling amid higher interest rates. Rising mortgage rates have dampened activity in the resale market, where sales have retreated sharply from the high levels earlier in the year. In contrast, housing starts accelerated to an average of about 42,000 units in the second quarter. Expectations of rising interest rates have prompted many homebuyers to pull forward demand. Low housing inventories along with strong pickup in migration, have also supported homebuilding activity.

Higher interest rates and a pullback in consumer confidence are expected to further moderate activity in the second half of the year. Even so, housing starts are forecast to average 34,600 units this year, up from around 32,000 at Budget. Growth in real residential investment, however, will be softer than expected compared to Budget, reflecting the shift towards lower-priced, multi-unit dwellings in new construction and a pullback in resale activity. Next year, housing starts are forecast to moderate but remain solid at 33,500 units, buoyed by rising population and household incomes. Alberta’s relatively favourable housing affordability will also support activity.

Risks to Outlook

Downside risks to the outlook have increased since Budget. Higher inflation and interest rates have increased the risk of a sharp slowdown in the global economy. Weaker global demand could result in a sharper correction in oil prices, which in turn would weigh on energy activity and investment. A slowdown in the global economy would also impact the non-energy sector through weaker export demand. Higher interest rates could also lead to a more pronounced slowdown in housing activity and consumer spending. On the upside, growth in Alberta and the global economy could be stronger if inflation and interest rate increases slow or cease. Oil prices could also be higher if OPEC+ or U.S. production fail to meet demand or if global geopolitical events inflate the risk premium.

2021–22 First Quarter Fiscal Update and Economic Statement	17

Key Energy and Economic Assumptions

		2022-23	2022-23 Fiscal Year

Fiscal Year Assumptions	2021-22 Actual	3 Month Actual	Budget	1st Quarter

Prices

Crude Oil Price

WTI (US$/bbl)	77.03	108.41	70.00	92.50

Light-Heavy Differential (US$/bbl)	13.56	12.80	14.30	19.20

WCS @ Hardisty (Cdn$/bbl)	79.63	122.08	70.30	94.80

Natural Gas Price

Alberta Reference Price (Cdn$/GJ)	3.48	5.91	3.20	5.60

Production

Conventional Crude Oil (000s barrels/day)	446	494	441	479

Raw Bitumen (000s barrels/day)	3,197	3,065	3,296	3,359

Natural Gas (billions of cubic feet)	4,026	1,049	4,118	4,188

Interest rates

3-month Canada Treasury Bills (per cent)	0.19	1.44	0.70	2.40

10-year Canada Bonds (per cent)	1.56	2.99	1.80	3.10

Exchange Rate (US¢/Cdn$)	79.8	78.3	79.0	77.4

	2021 Calendar Year		2022 Calendar Year		2023 Calendar Year

Calendar Year Assumptions	Budget	Actual	Budget	1st Quarter	Budget	1st Quarter

Gross Domestic Product

Nominal (millions of dollars)	350,730	363,252*	389,982	450,181	415,506	466,794

per cent change	19.0	23.2*	11.2	23.9	6.5	3.7

Real (millions of 2012 dollars)	338,297	335,985*	356,662	352,321	369,093	363,691

per cent change	5.8	5.1*	5.4	4.9	3.5	3.2

Other Indicators

Employment (thousands)	2,239	2,239	2,330	2,358	2,408	2,431

per cent change	5.1	5.1	4.1	5.3	3.3	3.1

Unemployment Rate (per cent)	8.7	8.7	6.6	5.9	5.9	5.5

Average Weekly Earnings (per cent change)	2.0	2.1	3.4	2.7	3.8	4.1

Primary Household Income (per cent change)	6.8	7.4*	6.7	7.7	6.9	7.0

Net Corporate Operating Surplus (per cent change)	147.3	193.8*	30.8	68.4	15.3	3.6

Housing Starts (thousands of units)	31.9	31.9	32.2	34.6	33.3	33.5

Alberta Consumer Price Index (per cent change)	3.2	3.2	3.2	6.1	2.4	3.0

Population (July 1st, thousands)	4,443	4,443	4,506	4,530	4,578	4,626

per cent change	0.5	0.5	1.4	2.0	1.6	2.1

*	Alberta Treasury Board and Finance estimate

18	2021–22 First Quarter Fiscal Update and Economic Statement

Reporting Methodology and Legislative Compliance

Method of Consolidation

The 2022-23 First Quarter Fiscal Update and Economic Statement reports on the same scope, using the same method of consolidation, as presented in Budget 2022. This is also the same scope and consolidation approach used in the Consolidated Financial Statements in the Government of Alberta Annual Report.

The results of all government departments, funds and agencies, except those designated as government business enterprises, are consolidated on a line-by-line basis. Revenue and expense transactions between consolidated entities have been eliminated.

The accounts of provincial agencies designated as government business enterprises are included on the modified equity basis, computed in accordance with International Financial Reporting Standards applicable to those entities.

Basis of Financial Reporting

The consolidated fiscal summary reports revenue (including gains from disposal of tangible capital assets), expense (including amortization, inventory consumption, loss on disposal and write-down of tangible capital assets), and surplus / (deficit).

Revenue and expense are recorded using the accrual basis of accounting. Cash received for goods or services which have not been provided by period end is recorded as unearned revenue.

Transfers received for capital purposes, and donated capital assets, are recorded as “deferred capital contributions” when the cash or asset is received, and recognized in revenue over the related asset’s useful life (in effect matching the asset’s amortization expense).

Expense includes the province’s cash payments towards the unfunded pension liabilities, and the non-cash change in unfunded pension liabilities.

Debt servicing costs include interest payable, and amortization of issue costs and discounts / premiums on debt issues.

Compliance with Legislation

The Fiscal Planning and Transparency Act (FPTA) requires a public report on the accuracy of the Fiscal Plan for a fiscal year on or before August 31. The FPTA gives the President of Treasury Board and Minister of Finance discretion over the form of the report.

The 2022-23 First Quarter Fiscal Update and Economic Statement includes comparisons between the Budget 2022 estimates and first quarter forecasts for revenue and expense (including details and categories of each); the surplus / (deficit); cash adjustments and balance; a summary balance sheet; the Capital Plan; and borrowing requirements and sources. An updated Alberta economic outlook, with associated assumptions, is also provided.

The forecast provided in this report is in compliance with the requirements of the FPTA.

2022–23 First Quarter Fiscal Update and Economic Statement	19